SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                              Alfacell Corporation
                           --------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   015404106
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]        Rule 13d-1(b)
       [X]        Rule 13d-1(c)
       [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 015404106                                                 Page 2 of 6
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

  Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
     Not Applicable                                       (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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NUMBER OF      5    SOLE VOTING POWER

SHARES              2,083,716 (See Item 4)
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,083,716 (See Item 4)
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,083,716 (See Item 4)
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   [X]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.3% (See Item 4)
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12   TYPE OF REPORTING PERSON

     IN
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
                                  SCHEDULE 13G
CUSIP NO. 015404106                                                 Page 3 of 6

Item 1(a).     Name of Issuer:

               Alfacell Corporation, a Delaware corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               225 Belleville Avenue
               Bloomfield, NJ 07003

Items 2(a),    Name of Persons Filing Address of Principal Business Office and
(b) and (c).   Citizenship:

               Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

               The Reporting Persons are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.001 par value, of the Issuer (the
               "Common Stock").

Item 2(e).     CUSIP Number:

               015404106

Item 3.        Not Applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    2,083,716 shares of Common Stock*

               (b)  Percent of class:

               Based on 28,421,983 shares of Common Stock outstanding as of December 10, 2003 (as set forth in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended October 31, 2003), the Reporting Persons beneficially own 7.3% of the issued and outstanding shares of Common Stock.*

               (c)  Number of shares to which such person has:

                    (i)  Sole power to vote or direct the vote: 2,083,716*

                                  SCHEDULE 13G
CUSIP NO. 015404106                                                 Page 4 of 6

                    (ii) Shared power to vote or direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition
                          of: 2,083,716*

                    (iv) Shared power to dispose of or direct the disposition
                         of: None

                    *The foregoing amounts of shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian
                    J. Stark, as joint filers. All of the foregoing shares are held directly by SF Capital Partners, Ltd., a British Virgin Islands company ("SF Capital"). The Reporting Persons are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro") which acts as investment manager and has sole power to direct the management of SF Capital. Through Staro, the Reporting Persons possess sole voting and dispositive power over all of the foregoing shares. Based upon information provided to the Reporting Persons by the Issuer, there were 28,421,983 shares of Common Stock issued and outstanding as of December 10, 2003. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, The Reporting Persons may be deemed to be the beneficial owners of 2,083,716 shares of Common Stock which represents 7.3% of the issued and outstanding shares of Common Stock. The beneficial ownership reported by the Reporting Persons excludes certain warrants held by the Reporting Person which the Reporting Persons are contractually restricted from exercising at this time. The Reporting Persons cannot exercise such warrants so long as the Reporting Persons would be deemed "beneficial owners" of more than 4.99% of the Common Stock following such conversion.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of a Group.

          Not Applicable.

                                  SCHEDULE 13G
CUSIP NO. 015404106                                                  Page 5 of 6

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 015404106                                                  Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2004

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark

                                  SCHEDULE 13G
CUSIP NO. 015404106

                                                                      Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock, $.001 par value of Alfacell Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 12, 2004.

                                /s/ Michael A. Roth
                                --------------------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                --------------------------------
                                Brian J. Stark